                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number: 0-497

(Check One): /X/ Form 10-K  /  / Form 20-F  /  / Form 11-K  / / Form 10-Q
            /  / Form N-SAR

For Period Ended:  December 31, 1999

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   Not Applicable
                                                 -------------------

PART I - REGISTRANT INFORMATION

                      NEW MEXICO AND ARIZONA LAND COMPANY
                      ----------------------------------
                           Full Name of Registrant


                                Not Applicable
                          -------------------------
                          Former Name if Applicable


                       3033 North 44th Street, Suite 270
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)


                            Phoenix, Arizona 85018
                           ------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

            /X/   (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Accountant's statement pursuant to Rule 12b-25(c):
Deloitte & Touche LLP has not completed its audit with respect to the 1999 financial statements of the registrant, New Mexico and Arizona Land Company.

Deloitte & Touche LLP
Phoenix, Arizona
March 30, 2000

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is awaiting completion of the audit of its 1999 financial statements by its independent auditors.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Jerome L. Joseph         (602)                    952-8836
       -------------------------------------------------------------------------
       (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                                /X/ YES / / NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                /X/ YES / / NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company expects that total revenue for 1999 will be $36,570,000, compared to $21,985,000 for 1998, an increase of approximately 66%. The increase is due primarily to an increase in revenues from property sales.

       The Company expects that net income for 1999 will be $4,731,000, compared to $3,679,000 for 1998, an increase of approximately 28%. The increase is due primarily to an increase in income from property sales.

       The Company expects that earnings per share for 1999 will be $0.68, compared to $0.53 for 1998, an increase of approximately 28%. The increase is due primarily to an increase in income from property sales.

                      NEW MEXICO AND ARIZONA LAND COMPANY
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2000                   By: /s/ Jerome L. Joseph
     ------------------------          -----------------------------------------
                                            Jerome L. Joseph
                                            Controller and Treasurer
                                            (Principal Financial Officer)